SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)

Aspyra, Inc.
(Name of Issuer) COMMON STOCK, NO PAR VALUE
(Title of Class of Securities) 04538V104
(CUSIP Number) Jay Weil, Esq. 27 Viewpoint Road Wayne, New Jersey 07470 Tel. No. (973) 633-5072
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 19, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . ☐

Note.   Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1 (a) for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 5 Pages)

CUSIP No. 04538V104	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Shawn Chalmers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 896,023
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 896,023
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 896,023
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.31%
14		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 to Statement on Schedule 13D relates to the beneficial ownership of common stock, no par value (the “Common Stock”), of Aspyra, Inc., a California corporation (the "Company").  This Amendment No. 1 to Schedule 13D is being filed on behalf of James Shawn Chalmers (the “Reporting Person”) and amends and supplements the Schedule 13D originally filed by the Reporting Person on May 23, 2006 (the “Original Schedule 13D”). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Original Schedule 13D.

Item 3 of the Schedule 13D is amended to read in its entirety as follows:

“Item 3.      Source and Amount of Funds or Other Consideration.

On September 16, 2005 J&S expended $9,345 of its investment capital to purchase 3,500 shares of Common Stock.

On May 17, 2006, pursuant to a Common Stock and Warrant Purchase Agreement with the Company dated as of May 4, 2006 (the “Purchase Agreement”), Orion purchased directly from the Company for an aggregate purchase price of $400,000, an aggregate of 200,000 shares of Common Stock and warrants to purchase for $3.00 per share an aggregate of 120,000 shares of Common Stock. On August 30, 2007 Orion exercised such warrants in full for $132,000. The warrants were exercised in connection with the offer by the Company to all such warrant holders of a one-time temporary reduction in the exercise price of the warrants from $3.00 per share to $1.10 per share of Common Stock.

On May 17, 2006, pursuant to the Purchase Agreement, the Chalmers Trust purchased directly from the Company for an aggregate purchase price of $300,000, an aggregate of 150,000 shares of Common Stock and warrants to purchase for $3.00 per share an aggregate of 90,000 shares of Common Stock. On August 30, 2007 the Chalmers Trust exercised such warrants in full for $99,000. The warrants were exercised in connection with the offer by the Company to all such warrant holders of a one-time temporary reduction in the exercise price of the warrants from $3.00 per share to $1.10 per share of Common Stock.

The source of funds to pay the $400,000 and $300,000 purchase prices for the purchases of Common Stock and warrants made by Orion and the Chalmers Trust on May 17, 2006 and the exercise of such warrants as described in the preceding two paragraphs were advances from Harrington Bank under lines of credit maintained by such entities.

On May 22, 2006 Orion purchased in an open market transaction 9,000 shares of Common Stock at $2.25 per share (an aggregate of $20,250) and paid $364.75 as a commission for such purchase.

During the period from May 26, 2006 to August 16, 2006 Orion purchased an aggregate of 59,200 shares of Common Stock in open market transactions for an aggregate purchase price, including commissions, of $139,294.71. The entire purchase price was paid from the investment capital of Orion.

On March 15, 2007 the Chalmers Trust purchased 2,100 shares of Common Stock in open market transactions for an aggregate purchase price, including commissions, of $3,419.75. The entire purchase price was paid from the internal funds of the Chalmers Trust.

On October 19, 2007, the Chalmers Trust received a distribution from a limited liability company of which it was a member of an aggregate of 238,723 shares of Common Stock. The Chalmers Trust did not pay any consideration to any person in connection with the distribution to it of such shares.

Orion and the Chalmers Trust effect open market purchases of securities primarily through lines of credit or margin accounts maintained for them with Harrington Bank and Southwest Securities, Inc., which may extend margin credit to Orion and Chalmers Trust as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.”

Item 5 of the Schedule 13D is amended to read in its entirety as follows:

“Item 5.      Interest in Securities of the Issuer.

(a)  As of the date hereof, the Reporting Person may be deemed to beneficially own 896,023 shares of the Common Stock representing approximately 8.31% of the Company's outstanding Common Stock. This includes 3,500 shares of Common Stock directly owned by J&S; 388,200 shares of Common Stock directly owned by Orion; and 504,323 shares of Common Stock directly owned by the Chalmers Trust.

(b)  The Reporting Person may be deemed to share with the entity directly owning such shares, the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares of Common Stock reported as beneficially owned by such Reporting Person.

(c)   On October 19, 2007, the Chalmers Trust received a distribution from a limited liability company of which it was a member of an aggregate of 238,723 shares of Common Stock. The Chalmers Trust did not pay any consideration to any person in connection with the distribution to it of such shares.

Except as set forth herein, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)  Not applicable.

(e)  Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 24, 2007
(Date)

 /s/ James Shawn Chalmers
      James Shawn Chalmers

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